Exhibit (a)(3)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the CVRD Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson’s North American toll-free number at 1-866-264-4715 or collect at 416-847-7159. Bankers and brokers may call at 212-440-9800.
DIRECTORS’ CIRCULAR
RELATING TO THE OFFER BY
CVRD CANADA INC.
A WHOLLY-OWNED SUBSIDIARY OF
COMPANHIA VALE DO RIO DOCE
TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES OF
INCO LIMITED
FOR CDN.$86.00 IN CASH PER INCO SHARE

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER BY CVRD CANADA INC. COULD REASONABLY BE EXPECTED TO RESULT IN A “SUPERIOR PROPOSAL” FOR PURPOSES OF THE COMBINATION AGREEMENT BETWEEN INCO LIMITED AND PHELPS DODGE CORPORATION AND IS AT THIS TIME REMAINING NEUTRAL AND MAKING NO RECOMMENDATION WITH RESPECT TO THE OFFER BY CVRD CANADA INC.

August 15, 2006
Notice to United States Securityholders:
The CVRD Offer is in respect of securities of a Canadian issuer. The enforcement by United States securityholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.

i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      This Directors’ Circular contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Directors’ Circular. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by, the forward-looking statements in this Directors’ Circular.
      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Directors’ Circular. Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. In addition to being subject to a number of assumptions, forward-looking statements in this Directors’ Circular are subject to the risks contained in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 and the risks described in Inco’s Proxy Circular and Statement dated August 10, 2006 in respect of the Arrangement (defined hereafter).
CURRENCY
      Unless otherwise indicated, all references to “$” or “dollars” in this Directors’ Circular refer to U.S. dollars and references to “Cdn.$” in this Directors’ Circular refer to Canadian dollars.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for the period indicated and the average of such exchange rates, and the exchange rate at the end of such period, in each case, based upon the closing rate of the Bank of Canada:

		Year Ended December 31,
	Six Months Ended
	June 30, 2006	2005	2004	2003

High	1.1722	1.2696	1.3957	1.5672
Low	1.0983	1.1518	1.2943	1.2943
Rate at end of period	1.1162	1.1630	1.2020	1.2965
Average rate per period	1.1380	1.2116	1.3013	1.4009
      On August 14, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the closing rate of the Bank of Canada was Cdn.$1.1265.

ii

DIRECTORS’ CIRCULAR
      This Directors’ Circular is issued by the board of directors (the “Board of Directors” or the “Board”) of Inco Limited (“Inco” or the “Company”) in connection with the offer (the “CVRD Offer”) dated August 14, 2006 made by CVRD Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Companhia Vale do Rio Doce (together with the Offeror, “CVRD”), to the common shareholders of Inco (the “Inco Shareholders”) to purchase all of the outstanding common shares of Inco (the “Inco Shares”) for Cdn.$86.00 in cash per Inco Share, upon the terms and subject to the conditions set out in the CVRD Offer. The terms and conditions of the CVRD Offer are set out in the offer and circular of CVRD dated August 14, 2006 (the “CVRD Circular”). The CVRD Offer is open for acceptance until 8:00 p.m. (Toronto time) on September 28, 2006, unless extended or withdrawn.
NO RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors has determined at this time to remain neutral and make no recommendation to Inco Shareholders in respect of the CVRD Offer. The Board has also determined, based on information then available and after consultation with its financial advisors, Morgan Stanley & Co. Incorporated, RBC Capital Markets and Goldman, Sachs & Co. (the “Financial Advisors”), and its legal advisors, that the CVRD Offer could reasonably be expected to result in a “superior proposal” for purposes of the terms of the Combination Agreement dated as of June 25, 2006 between Inco and Phelps Dodge Corporation (“Phelps Dodge”), as amended as of July 16, 2006 (as so amended, the “Combination Agreement”). Accordingly, the Board has authorized senior management of Inco and its advisors to engage in discussions and negotiations with CVRD. However, the Board continues to recommend that all holders of Inco Shares vote in favour of the Arrangement and the Combination Agreement. See “Reasons for No Recommendation Regarding the CVRD Offer”.
NO NEED FOR IMMEDIATE ACTION
      As an Inco Shareholder, there is no need for you to do anything immediately. The CVRD Offer is open for acceptance until 8:00 p.m. (Toronto time) on September 28, 2006 and is subject to a number of conditions. Accordingly, there is no necessity for Inco Shareholders to take any action with respect to the CVRD Offer at this time and the Board of Directors is not making a recommendation at this time. The Board intends to communicate further with Inco Shareholders on a timely basis prior to the expiry of the CVRD Offer.
REASONS FOR NO RECOMMENDATION REGARDING THE CVRD OFFER
      In arriving at its determination at this time to remain neutral and make no recommendation to Inco Shareholders in respect of the CVRD Offer, the Board of Directors, after receiving advice from its Financial Advisors and legal advisors, carefully considered the CVRD Offer in the context of its legal obligations under the Combination Agreement, the current terms of the offer by Teck Cominco Limited (“Teck”) dated May 23, 2006 to purchase all of the outstanding Inco Shares (as subsequently amended and supplemented on July 24, 2006 and August 3, 2006, respectively, the “Teck Offer”), the current terms of the proposed statutory arrangement transaction with Phelps Dodge pursuant to the Combination Agreement (the “Arrangement”) and otherwise. In making its determination, the Board considered a number of factors including the following:

•	“Superior Proposal”. Subject to certain exceptions, the Combination Agreement requires that the Board of Directors continue to recommend that Inco Shareholders vote in favour of the Arrangement unless it determines that an acquisition proposal (in this case, the CVRD Offer) constitutes a “superior proposal” and Phelps Dodge has declined to amend the terms of the Arrangement to counter such “superior proposal” pursuant to the terms of the Combination Agreement. The Board has determined, based on information then available and after consultation with its Financial Advisors, that the CVRD Offer could reasonably be expected to result in a “superior proposal” for purposes of the Combination Agreement. Accordingly, the Board has authorized senior management of Inco and its advisors to engage in discussions and negotiations with CVRD.

If discussions and negotiations with CVRD advance with the result that any acquisition proposal from CVRD is determined by the Board to be a “superior proposal” for purposes of the Combination Agreement, then subject to certain exceptions Phelps Dodge, in accordance with the terms of the Combination Agreement, will have the opportunity, but not the obligation, to amend the terms of the Arrangement during the 10 business day period following notification that the Board has determined that such acquisition proposal is a “superior proposal”. Thereupon, Inco would be required to determine whether any amended Phelps Dodge proposal would result in the competing CVRD proposal not being a “superior proposal” as compared to any amendments proposed by Phelps Dodge.

•	Inco’s Contractual Obligations under the Combination Agreement. Under the terms of the Combination Agreement, Inco is subject to restrictive covenants that limit the Board’s ability to change its recommendation in favour of the Arrangement or approve or recommend, or remain neutral in respect of, any competing acquisition proposal (such as the CVRD Offer). Subject to certain exceptions, if the Board recommends in favour of the CVRD Offer, or changes its recommendation with respect to the Arrangement, Phelps Dodge will have the right to immediately terminate the Combination Agreement and claim payment from Inco of a termination fee of $475 million. Under the terms of the Combination Agreement, Inco may take no position or a neutral position with respect to any acquisition proposal until 15 calendar days following the formal commencement of such acquisition proposal (which, in the case of the CVRD Offer, is August 14, 2006).

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Combination Agreement on Inco’s ability to solicit additional interest from third parties, the Combination Agreement allows the Board of Directors to engage in discussions or negotiations with respect to an unsolicited bona fide written competing acquisition proposal at any time after the Board determines, in good faith based on information then available and after consultation with its Financial Advisors, that such acquisition proposal constitutes a “superior proposal” or could reasonably be expected to result in a “superior proposal”.

•	Time for Acceptance under the CVRD Offer. The CVRD Offer expires at 8:00 p.m. (Toronto time) on September 28, 2006, unless extended or withdrawn, and is subject to the satisfaction of a number of conditions, including receipt of certain outstanding regulatory approvals. Regulatory approvals outstanding include antitrust approvals or clearances in Canada, the United States and the European Union and approval under the Investment Canada Act.

•	Recommendations Regarding the Teck Offer and the Phelps Dodge Arrangement. The reasons relating to the Board’s recommendation that Inco Shareholders reject the Teck Offer and relating to the Board’s recommendation that Inco Shareholders vote in favour of the Arrangement with Phelps Dodge, as described in the Teck First Notice of Change (defined hereafter). See “Notice of Change Relating to the Teck Offer”.
      The Board also considered a number of other factors of which Inco Shareholders should be aware in considering the CVRD Offer, including the following:

1.	The Board considered recent closing prices of Teck Class B subordinate voting shares and Phelps Dodge shares of common stock (the “Phelps Dodge Shares”), the consideration offered under the CVRD Offer, the consideration offered under the Teck Offer on an implied value basis and the consideration offered under the Arrangement on an implied value basis. Under the CVRD Offer, Inco Shareholders would receive Cdn.$86.00 in cash for each Inco Share. Under the Teck Offer, Inco Shareholders would receive, assuming full proration, Cdn.$40.00 in cash and 0.5821 of a Teck Class B subordinate voting share for each Inco Share. Based upon the closing price of Teck Class B subordinate voting shares on the Toronto Stock Exchange (“TSX”) on August 14, 2006, the consideration offered for each Inco Share under the Teck Offer represents an implied value of Cdn.$85.99. Under the Arrangement, Inco Shareholders would receive Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share for each Inco Share. Based upon the closing price of Phelps Dodge Shares on the New York Stock Exchange (“NYSE”) on August 14, 2006, converted into Canadian dollars using the Bank of Canada closing rate for the Canadian dollar against the U.S. dollar on that date, the consideration offered for each Inco Share under the Arrangement represents an implied value of Cdn.$87.88. Based upon these August 14, 2006 closing prices, the consideration offered under the Teck Offer comprises approximately 47% cash and the consideration offered under the Arrangement comprises approximately 23% cash.

On August 10, 2006, the last trading day prior to the announcement of CVRD’s intention to make the CVRD Offer, the implied value of the consideration offered under the Teck Offer was Cdn.$84.35 based on the closing price of Teck Class B subordinate voting shares on the TSX on that date.

On July 28, 2006, the last trading day prior to the announcement of Teck’s intention to amend the terms of the consideration offered under its offer, the implied value of the consideration offered under the Arrangement was Cdn.$82.24 based on the closing price of Phelps Dodge Shares on the NYSE, and using an exchange rate of $1.1319, being the Canadian/ U.S. dollar closing rate of the Bank of Canada on July 28, 2006.

2.	The fact that each of the Arrangement and CVRD Offer would be a taxable transaction and, as a result, Inco Shareholders would generally be required to pay tax on any gains that result from their receipt of the consideration offered under the Arrangement and the CVRD Offer, while the Teck Offer provides the possibility of Inco Shareholders obtaining a full or partial tax-deferred “rollover” for Canadian income tax purposes depending on their circumstances.

3.	The conditions attached to each of the CVRD Offer, the Arrangement and the Teck Offer, respectively, including the fact that each of the CVRD Offer and the Arrangement remain subject to certain outstanding regulatory approvals and, further, the Arrangement remains subject to court approval and the approval of the Phelps Dodge shareholders and the Inco Shareholders.

4.	The Teck Offer expires at midnight (Toronto time) on August 16, 2006, unless extended or withdrawn. The special meeting of Inco Shareholders to consider approval of the proposed Arrangement with Phelps Dodge has been called for September 7, 2006. The meeting of Phelps Dodge shareholders to consider, among other things, the approval of the issuance of Phelps Dodge Shares pursuant to the Arrangement has been called for September 25, 2006.

5.	Inco’s shareholder rights plan dated September 14, 1998, as amended (the “Inco Rights Plan”), will be rendered ineffective as of 4:30 p.m. (Toronto time) on August 16, 2006.
      The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material information and factors considered by the Board of Directors in its consideration of the CVRD Offer. In view of the variety of factors and the amount of information considered in connection with its evaluation of the CVRD Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and determination. The Board of Directors’ determination was made after consideration of all of the above-noted factors and in light of their own knowledge of the business, financial condition and prospects of Inco and was based upon the advice of the Board of Directors’ Financial Advisors and legal advisors. In addition, individual members of the Board of Directors may have assigned different weights to different factors.
NOTICE OF CHANGE RELATING TO THE TECK OFFER
      In connection with the Teck Offer, Inco has filed a Notice of Change to Directors’ Circular dated August 15, 2006 (the “Teck Second Notice of Change”) with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) which varies and updates certain information contained in the Directors’ Circular dated May 29, 2006 (the “Teck Directors’ Circular”) and the Notice of Change to Directors’ Circular dated August 6, 2006 (the “Teck First Notice of Change”) issued by the Board of Directors. The Teck Second Notice of Change restates the Board’s unanimous recommendation that Inco Shareholders reject the Teck Offer. See “Reasons for the Recommendation” in the Teck First Notice of Change.
      Each of the Teck Directors’ Circular, the Teck First Notice of Change and the Teck Second Notice of Change was filed by Inco with the Canadian securities regulatory authorities and is available at www.sedar.com and with the SEC and is available at www.sec.gov. In addition, such documents were filed with the SEC as exhibits to Inco’s Solicitation/ Recommendation Statement on Schedule 14D-9, as amended (the “Teck 14D-9”). Inco Shareholders are advised to read the Teck Directors’ Circular, the Teck First Notice of Change and the Teck Second Notice of Change and the Teck 14D-9, as amended (including the other exhibits thereto), in their entirety because they contain important information. Copies of the Teck 14D-9 and each amendment thereto are, and future amendments, and any other documents filed by Inco in connection with the Teck Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Inco at www.inco.com or from Georgeson by calling the telephone numbers at the back page of this document.

RECENT DEVELOPMENTS RELATING TO
THE PROPOSED COMBINATION OF INCO AND PHELPS DODGE
      Under the terms of the Combination Agreement, Inco is obliged to use its reasonable best efforts to cause the special meeting of Inco Shareholders to consider the Arrangement to be held as soon as reasonably practicable. Accordingly, on August 10, 2006, Inco obtained an interim order from the Ontario Superior Court of Justice which provides for the calling and holding of a special meeting of Inco Shareholders to consider the proposed Arrangement, and other procedural matters. The special meeting of Inco Shareholders is scheduled for 10:00 a.m. on September 7, 2006.
      On August 11, 2006, in connection with the special meeting, the proxy circular and statement relating to the Arrangement was filed by Inco with the Canadian securities regulatory authorities and is available at www.sedar.com and with the SEC and is available at www.sec.gov.
      On August 14, 2006, Phelps Dodge announced that in order to comply with the terms of the Combination Agreement, the board of directors of Phelps Dodge has set September 25, 2006 as the date for its special shareholders meeting to vote on the transactions contemplated by the Combination Agreement.
INTENTIONS OF DIRECTORS AND SENIOR OFFICERS
      The Board of Directors has made reasonable enquiries of each director and senior officer of Inco. The directors and senior officers of Inco have each indicated their intention, and the intention of their respective associates, to not tender the respective Inco Shares of which they are the holder of record or beneficial owner to the CVRD Offer at this time.
SHAREHOLDER RIGHTS PLAN
      On July 14, 2006, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing to consider an application by Teck for an order to cease trade and, in effect, invalidate the Inco Rights Plan. On July 20, 2006, the OSC, with the consent of Inco and Teck, issued a cease trade order that the rights issued pursuant to the Inco Rights Plan and any Inco Shares to be issued upon the exercise of such rights will cease trading at 4:30 p.m. (Toronto time) on August 16, 2006.
OWNERSHIP OF SECURITIES OF INCO
      The names of the directors and senior officers of Inco, the positions held by them with Inco and the designation, percentage of class and number of outstanding securities of Inco beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and, where known after reasonable enquiry, by their respective associates, are as follows:

		Securities of Inco Beneficially Owned, Directly or
		Indirectly(a)

				Inco Share		%	Deferred	PT Inco
		Inco		Purchase	Options/	Options/SARs	Share	Common
Name	Position with Inco	Shares(b)		Warrants(c)	SARs(d)	Outstanding(d)	Units(e)	Shares(f)

Ronald C. Aelick	President, Asia Pacific	24,706		—	74,000	3.06%	—	—
Stephanie E. Anderson	Vice President and Treasurer	1,410		—	29,000	1.20%	—	—
Glen A. Barton	Director	21,432	(g)	—	10,000	0.41%	8,000	—
Edward H. Bassett	Vice President, Capital Projects and Engineering	2,890	(h)	—	17,000	0.70%	—	—
Subhash Bhandari	Vice President and Chief Information Officer	3,662		—	8,315	0.34%	—	—
Angus A. Bruneau	Director	6,870		—	—	—	13,770	—
Ronald C. Cambre	Director	—		—	10,000	0.41%	13,640	—
Mark Cutifani	President, North America/ Europe	1,834		—	28,000	1.16%	—	—
Mark J. Daniel	Vice President, Human Resources	10,943		—	14,500	0.60%	—	—
Robert D. J. Davies	Executive Vice-President and Chief Financial Officer	758		—	—	—	—	—

		Securities of Inco Beneficially Owned, Directly or
		Indirectly(a)

				Inco Share		%	Deferred	PT Inco
		Inco		Purchase	Options/	Options/SARs	Share	Common
Name	Position with Inco	Shares(b)		Warrants(c)	SARs(d)	Outstanding(d)	Units(e)	Shares(f)

Bruce R. Drysdale	Vice President, Government and Public Affairs	1,142		—	11,500	0.48%	—	—
Philippus F. du Toit	Managing Director, Voisey’s Bay Nickel Company Limited	3,401		—	7,500	0.62%	—	—
Anthony O. Filmer	Vice President, Research and Development	185		—	—	—	—	—
Simon A. Fish	Executive Vice President, General Counsel and Secretary	3,966		—	—	—	—	—
Peter J. Goudie	Executive Vice President, Marketing	21,135		—	301,000	12.43%	—	248,000
Scott M. Hand	Chairman and Chief Executive Officer	222,579	(i)	—	308,000	12.72%	—	200,000
Janice K. Henry	Director	—		—	—	—	8,271	—
Samantha Hogg	Vice President, Marketing	—		—	—	—	—	—
Chaviva M. Hošek	Director	—		—	10,000	0.41%	12,420	—
John B. Jones	Vice President, Business Development — Asia	4,704		—	5,500	2.81%	—	—
Peter C. Jones	Director, President and Chief Operating Officer	61,354		—	155,800	6.44%	—	76,000
Gary G. D. Kaiway	Vice-President, Taxation	2,278		—	9,438	0.39%	—	—
William B. Kipkie	Vice President, Inco Special Products	2,549		—	26,500	1.34%	—	—
Ronald A. Lehtovaara	Vice President and Comptroller	4,742		—	36,000	1.49%	—	—
John T. Mayberry	Director	3,000		—	—	—	10,085	—
Francis Mer	Director	1,157		—	—	—	2,633	—
William A. Napier	Vice President, Environment and Health	3,516		—	38,000	1.57%	—	—
David P. O’Brien	Director	8,262		255	10,000	0.41%	12,126	—
Roger Phillips	Director	7,000		—	5,000	0.21%	10,411	—
S. Nicholas Sheard	Vice President, Exploration	1,943		—	10,000	0.41%	—	—
Richard E. Waugh	Director	—		—	—	—	4,184	—

(a)	The information as to securities of Inco beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Inco, has been furnished by the respective directors and senior officers.

(b)	The number of Inco Shares indicated in the column includes Inco restricted shares and represents, in each case, less than 1% of the outstanding Inco Shares.

(c)	The number of Warrants indicated in the column represents, in each case, less than 1% of the outstanding Warrants.

(d)	The terms “SARs” refers to share appreciation rights included in certain Inco options and exercisable in lieu of (but not in addition to) such Inco options.

(e)	Inco awards deferred share units (“DSUs”) to its non-employee directors pursuant to its Non-Employee Director Share Ownership Plan (the “Ownership Plan”). The DSUs awarded under the Ownership Plan are bookkeeping entries on the books of Inco that represent the value of an Inco Share at the time of the award. In conjunction with a director’s retirement from the Board, the DSUs are cashed out by Inco based upon the fair market value of the Inco Shares at such time.

(f)	PT Inco common shares indicated in this column were purchased by Mr. Goudie, Mr. Hand and Mr. Jones on the Jakarta Stock Exchange as private investments.

(g)	17,993 Inco Shares are held by Glen A. Barton Revocable Trust with Glen A. Barton as trustee.

(h)	Mr. Bassett holds 2,590 Inco Shares in his own name and 300 Inco Shares are registered in the name of Mona Noreen Bassett.

(i)	There are 48,241 Inco shares registered in Mr. Hand’s name, 222 Inco Shares registered in the name of Katherine Hand, his daughter, and 174,116 Inco Shares registered in the name of Scott M. Hand and Ellen M. Hand, his wife.
     To the knowledge of the directors and senior officers of Inco, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Inco, and no person or company acting jointly or in concert with Inco owns any securities of Inco.

ARRANGEMENTS BETWEEN INCO AND ITS DIRECTORS AND SENIOR OFFICERS
      Except as described herein, or in Part IV — “Director and Executive Compensation” in Inco’s Proxy Circular and Statement dated February 17, 2006, which was delivered to Inco Shareholders in connection with Inco’s 2006 Annual Meeting of Shareholders, which Part IV is incorporated herein by reference, except to the extent the disclosure herein supersedes certain information contained therein, there are (i) no material arrangements, agreements or understandings between Inco or its affiliates and any of the directors, senior officers or affiliates of Inco, nor are there any arrangements, agreements or understandings made or proposed to be made pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Inco’s directors or senior officers remaining in or retiring from office if the CVRD Offer is successful, and (ii) no actual or potential conflicts of interest between Inco or its affiliates and the senior officers, directors or affiliates of Inco.
Executive Employment Agreements
      In order to encourage them to remain in Inco’s service, Inco has entered into agreements (“Executive Employment Agreements”) with each of Scott M. Hand, Peter J. Goudie, Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani, and Simon A. Fish (collectively, the “Senior Officers”) which entitle them, in the event of (a) involuntary termination of employment (except for cause) or resignation under circumstances making such resignation not wholly voluntary (“Good Cause Resignation”) or (b) involuntary termination of employment (except for cause) or a Good Cause Resignation within two years following a change in control of Inco (as defined in such agreements), to receive a lump sum severance payment equal to the salary and certain other payments payable over 36 months, and to continue to receive benefits (including payments to which they would be entitled under certain incentive plans as a result of a change in control and participation in medical, insurance and certain other benefit plans) for a period not exceeding 36 months, and to exercise for a period of up to five years any vested or unvested options to acquire Inco Shares and related Inco share appreciation rights (“SARs”) outstanding as of the date of an involuntary termination of employment or Good Cause Resignation. These agreements also provide that, during such severance period, each such Senior Officer will continue to receive applicable age and service credits under Inco’s non-qualified retirement plans but such retirement benefits would generally not be payable until the expiration of such severance period, and will also be entitled to certain gross up payments in respect of certain U.S. excise taxes, if applicable, payable under these Executive Employment Agreements as a result of an involuntary termination or Good Cause Resignation following a change in control under clause (b) above. The rights outlined in this paragraph are in lieu of any rights which such individual would have had at common law and are in addition to rights which such individual may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of Inco. The successful completion of the CVRD Offer would result in a change in control under the Executive Employment Agreements.
      Inco has also entered into agreements with each of Stephanie B. Anderson, Edward H. Bassett, Subhash Bhandari. Mark J. Daniel, Bruce R. Drysdale, Anthony O. Filmer, Samantha Hogg, John B. Jones, Gary G.D. Kaiway, William B. Kipkie, Ronald A. Lehtovaara, William A. Napier and S. Nicholas Sheard (the “Other Officers”) under which such officers will be entitled, in the event of involuntary termination of employment (except for cause) or Good Cause Resignation within two years following a change in control of Inco (as defined in such agreements), to receive substantially the same compensation and other benefits as those referred to under clause (b) of the preceding paragraph. Such rights are in lieu of any rights which such officers would have had at common law and are in addition to rights which they may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of Inco. The successful completion of the CVRD Offer would result in a change in control of Inco under such agreements. Inco has authorized the implementation of arrangements with certain financial institutions to secure the lump sum severance payments that may be payable to any Senior Officer or Other Officer following a change of control, subject to the terms of the Combination Agreement.
      Inco has also agreed to provide relocation expenses to Scott M. Hand and Peter I. Goudie should they elect to relocate from Canada to their country of origin following (i) involuntary termination of employment (except for cause) or Good Cause Resignation or (ii) retirement. In addition to relocation expenses, Inco has also agreed to provide supplemental assistance to Mr. Hand, including a transition allowance and certain financial assistance with respect to Canadian departure taxes, if any. Inco has also agreed to provide relocation expenses to Mark Cutifani, Robert D.J. Davies, Philippus F. du Toit, Anthony O. Filmer and S. Nicholas Sheard should they elect to relocate from Canada to their respective countries of origin in the event of involuntary termination of employment (except for cause) or Good Cause Resignation.
      All outstanding options and related SARs which have been granted under Inco’s Key Employee Incentive Plans (“KEIPs”) will become vested and exercisable in full in the event of a change of control (as defined in the KEIPs). Completion of the CVRD Offer would result in a change of control for purposes of the KEIPs.
      Inco is a party to an executive employment agreement, effective as of March 23, 1998, with Peter C. Jones, its President and Chief Operating Officer. In connection with Mr. Jones’ retirement from Inco, on June 28, 2006 and July 4, 2006, respectively, Inco and Mr. Jones entered into agreements modifying certain terms of his executive employment agreement. Under the terms of these agreements, Mr. Jones has agreed to continue as the President and Chief Operating Officer of Inco, a director of Inco, the President Commissioner of PT Inco and the Chairman of Goro Nickel. In all cases, Mr. Jones’ continuation in these roles will be at Inco’s discretion, but will not extend beyond December 31, 2006. Pursuant to Mr. Jones’ executive employment agreement, Mr. Jones’ separation from Inco will constitute a termination of employment other than for cause and he will, accordingly, be receiving certain severance payments and other benefits for or in respect of a 36-month period beginning after the effective date of his termination.
Personnel Retention Program
      Following the original announcement of the Teck Offer, Inco evaluated various matters relevant to personnel retention to ensure that its ability to maintain its business and achieve an optimal outcome for Inco Shareholders would not be damaged by the loss of critical personnel during the period of extreme uncertainty caused by the Teck Offer. In addition, the Board considered that Inco had previously deferred its annual grant of options until the resolution of Inco’s earlier proposed offer to acquire all the outstanding common share of Falconbridge Limited. On May 11, 2006, the Board determined that it was in the best interests of Inco to put in place certain initiatives designed to ensure that the commitment and job performance of the personnel in question do not suffer as a result of the distractions created by the Teck Offer. Accordingly, the Board approved (i) guaranteed severance arrangements (the “Severance Arrangements”) for approximately 25 key employees of Inco not named above (the “Key Employees”) and (ii) cash retention payments (the “Retention Arrangements”) for a broader group of Inco’s employees. The Retention Arrangements were provided to each of Scott M. Hand, Peter J. Goudie, Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish on May 29, 2006, and to the remaining Other Officers, Key Employees and other Inco employees, generally corresponding to the group of employees of Inco and its subsidiaries who are eligible to receive option awards each year. Payments under the Retention Arrangements are payable in cash upon the earlier of (i) March 31, 2007, and (ii) the occurrence of a change of control (as that term is defined in the Retention Arrangements). The Board has authorized an increase in the payments under the Retention Arrangements, effective August 10, 2006, taking into consideration, among other things, the continued deferral of the annual grant of options, which increase is subject to the terms of the Combination Agreement. Inco believes that the initiatives described above are consistent with industry practice. Furthermore, the Board has determined, in the aggregate, that the incremental costs of the Severance Arrangements and the Retention Arrangements would not be a material cost to Inco nor a deterrent to Inco being able to pursue and potentially realize upon other strategic alternatives. The successful completion of the CVRD Offer would result in a change of control under the Severance Arrangements and the Retention Arrangements.
Indemnification of Officers and Directors
      Under the terms of the Combination Agreement, Phelps Dodge has agreed to fulfill and will cause Inco and/or its subsidiaries to fulfill and honour in all respects Inco’s obligations pursuant to any indemnification agreements in effect immediately prior to the effective time of the Arrangement and under any indemnification provisions under Inco’s charter documents or applicable laws. In addition, if Inco or Phelps Dodge is unable to obtain “tail” insurance policies with a claims period of at least six years from and after the effective time of the Arrangement from Inco’s current insurance carrier or one with a better credit rating, Phelps Dodge will cause Inco or its successors to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by Inco’s directors’ and officers’ liability insurance policy with respect to claims arising from facts or events that occurred on or before the effective time on terms comparable to those applicable to the current directors and officers of Inco.

Appointments to Phelps Dodge Board of Directors
      After the consummation of the Arrangement, if the Arrangement is successfully completed, it is expected that the board of directors of the combined company will include four individuals who are members of the current Board.
Inco Options and Inco Restricted Shares
      Outstanding options to purchase Inco Shares will vest upon completion of the Arrangement. However, pursuant to the Arrangement, each outstanding option that has not been exercised prior to the effective time of the Arrangement will be cancelled and exchanged for an option to purchase a number of Phelps Dodge Shares equal to the number of Inco Shares that would be deliverable upon exercise of the Inco option multiplied by the Stock Award Exchange Ratio (as defined in the Combination Agreement), rounded down to the next whole number of Phelps Dodge Shares. The term to expiration, conditions to and manner of exercising and all other terms and conditions of the replacement options (other than vesting) will otherwise be unchanged from those of the Inco option in exchange for which they are issued. Pursuant to the Arrangement, each Inco restricted share outstanding immediately prior to the effective time of the Arrangement will be transferred to a Canadian subsidiary of Phelps Dodge in exchange for a replacement restricted share of Phelps Dodge to acquire or receive that number of Phelps Dodge Shares equal to the Stock Award Exchange Ratio. The replacement Phelps Dodge restricted shares will otherwise be subject to the same terms and conditions applicable to Inco’s restricted shares under the relevant KEIP. As of August 2, 2006, Inco’s directors and executive officers held, in the aggregate, 1,201,053 options (including SARs) and 132,054 Inco restricted shares.
Management Incentive Payments
      Inco will, upon a change of control of the Company (which would include the successful completion of the CVRD Offer), make cash incentive awards in respect of 2006 under its 2006 Management Incentive Plan (the “MIP”) to participants in the MIP, such awards to be based, in accordance with the MIP plan design and, subject to the terms of the Combination Agreement, upon target results for controllable measures, actual return on capital employed for Inco and an individual performance-based discretionary adjustment, pro rated to the date of the change of control. Inco will also make, upon a change of control of the Company, pursuant to its Mid-Term Incentive Plan (“MTIP”) awards of Inco restricted shares together with cash generally sufficient to pay the tax liability on the value of such Inco restricted shares, with such awards being pro rated to the date of the change of control. Such awards shall be made in accordance with the terms of the MTIP, and based on the assumptions that targeted performance for Inco for such year shall have been achieved, individual performance or other rating for the recipient for such year shall have been achieved and all other pre-conditions for the award shall have been satisfied, with such awards being pro rated to the date of change of control. In addition. Phelps Dodge has agreed, under the terms of the Combination Agreement, to the payment by Inco of bonuses with respect to 2006 and/or 2007 performance that are in addition to any existing bonus plans or other contractual entitlements up to an aggregate maximum of Cdn.$15 million and, in addition, bonuses to certain key individuals who were instrumental in Inco’s recent strategic initiatives up to an aggregate maximum of Cdn.$3.5 million. These payments, if authorized by the Board, are expected to be payable upon a change of control of Inco.
ARRANGEMENTS BETWEEN CVRD, INCO AND
THE DIRECTORS AND SENIOR OFFICERS OF INCO
      To the knowledge of Inco, there are (i) no arrangements or agreements made or proposed to be made, nor any understandings between, CVRD and any of its directors, senior officers or affiliates, on the one hand, and Inco and any of its directors, senior officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Inco’s directors or senior officers remaining in or retiring from office if the CVRD Offer is successful; and (ii) no actual or potential conflicts of interest between CVRD, its directors, senior officers or affiliates, on the one hand, and Inco, its directors, senior officers or affiliates, on the other hand. No directors or senior officers of Inco are also directors or senior officers of CVRD or any of its subsidiaries.

TRADING IN SECURITIES OF INCO
      Neither Inco nor any of the directors, senior officers, affiliates or subsidiaries of Inco and, to the knowledge of the directors and senior officers, after reasonable enquiry, none of such persons’ respective associates has engaged in any transaction in securities of Inco during the six-month period preceding the date of this Directors’ Circular and except for the trades listed below and under the heading entitled “Issuances of Securities of Inco to the Directors and Senior Officers of Inco”.

			Designation and No.	Price per
Name	Nature of Trade	Date of Trade	of Securities	Security

Stephanie E. Anderson	Disposition in Public Market	March 3, 2006	7,000 Inco Shares	$51.50
Glen A. Barton	Acquisition under Purchase/ Ownership Plan	February 16, 2006	375 Inco Shares	$47.28
	Acquisition under Purchase/ Ownership Plan	February 16, 2006	281 Inco Shares	$47.44
	Acquisition in Public Market	March 2, 2006	38 Inco Shares	$50.35
	Acquisition in Public Market	June 6, 2006	588 Inco Shares	$62.86
Subhash Bhandari	Disposition in Public Market	March 2, 2006	700 Inco Shares	$50.13
	Disposition in Public Market	March 2, 2006	100 Inco Shares	$50.15
	Disposition in Public Market	March 2, 2006	385 Inco Shares	$50.16
Mark J. Daniel	Disposition in Public Market	February 27, 2006	1,200 Inco Shares	$49.44
	Disposition in Public Market	March 3, 2006	3,000 Inco Shares	$51.50
Philippus F. du Toit	Disposition in Public Market	March 3, 2006	2,500 Inco Shares	$51.50
	Disposition in Public Market	August 9, 2006	3,700 Inco Shares	$76.90
	Disposition in Public Market	August 9, 2006	2,500 Inco Shares	$76.91
	Disposition in Public Market	August 9, 2006	1,100 Inco Shares	$76.92
	Disposition in Public Market	August 9, 2006	200 Inco Shares	$76.93
Peter J. Goudie	Disposition in Public Market	March 7, 2006	500 Inco Shares	$48.10
	Disposition in Public Market	March 7, 2006	7,500 Inco Shares	$48.07
Gary G. D. Kaiway	Disposition in Public Market	March 3, 2006	2,062 Inco Shares	$51.23
	Disposition in Public Market	March 3, 2006	815 Inco Shares	Cdn.$58.70
William B. Kipkie	Disposition in Public Market	August 9, 2006	6,000 Inco Shares	$76.07
Francis Mer	Acquisition under Purchase/ Ownership Plan	February 16, 2006	325 Inco Shares	$47.28
	Acquisition under Purchase/ Ownership Plan	February 16, 2006	75 Inco Shares	$47.44
	Acquisition in Public Market	June 6, 2006	369 Inco Shares	$62.86
David P. O’Brien	Acquisition under Purchase/ Ownership Plan	February 16, 2006	325 Inco Shares	Cdn.$54.82
	Acquisition in Public Market	June 6, 2006	325 Inco Shares	Cdn.$70.16
S. Nicholas Sheard	Disposition in Public Market	March 3, 2006	300 Inco Shares	$51.67
	Disposition in Public Market	March 3, 2006	700 Inco Shares	$51.62
ISSUANCES OF SECURITIES OF INCO TO THE
DIRECTORS AND SENIOR OFFICERS OF INCO
      No Inco Shares or securities convertible into Inco Shares have been issued to the directors and senior officers of Inco during the two-year period preceding the date of this Directors’ Circular except as set out in Schedule A.
OWNERSHIP OF SECURITIES OF CVRD
      None of Inco or the directors or senior officers of Inco or, to their knowledge after reasonable enquiry, any of their respective associates owns, directly or indirectly, or exercises control or direction over, any securities of CVRD.
INTERESTS IN MATERIAL CONTRACTS OF CVRD
      None of Inco or the directors or senior officers of Inco or, to their knowledge after reasonable enquiry, any of their respective associates has an interest in any material contract of CVRD.

MATERIAL CHANGES
      Except as publicly disclosed or as referred to in this Directors’ Circular, the directors and senior officers of Inco are not aware of any other information that indicates any material change in the affairs of Inco since July 26, 2006, the date on which Inco published its most recent unaudited interim financial statements for the quarter ended June 30, 2006.
DOCUMENTS INCORPORATED BY REFERENCE
      The Teck Directors’ Circular, the Teck First Notice of Change, the Teck Second Notice of Change, and any subsequent notice of change to the Teck Directors’ Circular when filed by Inco with the Canadian securities regulatory authorities on SEDAR, and with the SEC as part of an amendment to the Teck 14D-9, shall be deemed to be incorporated by reference into, and form an integral part of this Directors’ Circular.
OTHER INFORMATION
      Except as disclosed in this Directors’ Circular, no information is known to the directors of Inco that would reasonably be expected to affect the decision of the holders of Inco Shares to accept or reject the CVRD Offer.
OTHER TRANSACTIONS
      In response to the CVRD Offer, the Board of Directors authorized the entering into of discussions and negotiations with CVRD. At that time, the Board also resolved that any disclosure as to the substance of discussions and negotiations with CVRD concerning the possible terms of any transaction or proposal prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of such discussions and negotiations and, accordingly, no such disclosure with respect to any such transaction shall be made until an agreement has been reached.
      There is no transaction, Board resolution, agreement in principle or signed contract of Inco, other than as described or referred to in this Directors’ Circular, which has occurred in response to the CVRD Offer. Other than as described or referred to in this Directors’ Circular, no negotiations are underway in response to the CVRD Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Inco or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Inco or a subsidiary; (iii) an issuer bid or other acquisition of securities by Inco; or (iv) any material change in the capitalization or dividend policy of Inco.
OTHER MATTERS
      This document will be filed with the SEC as an exhibit to Inco’s Solicitation/ Recommendation Statement on Schedule 14D-9 in respect of the CVRD Offer (the “CVRD 14D-9”). Inco Shareholders are advised to read this Directors’ Circular and the CVRD 14D-9 (including the exhibits thereto) in their entirety because they contain important information. Copies of the CVRD 14D-9 are, and any other documents filed by Inco in connection with the CVRD Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Inco at www.inco.com or from Georgeson by calling the telephone numbers at the back of this document.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED
      Each of Morgan Stanley & Co. Incorporated, RBC Capital Markets and Goldman, Sachs & Co. was retained to render financial advisory services to the Board of Directors in connection with the analysis and consideration of, and response to, the CVRD Offer. The Company will pay each of the Financial Advisors reasonable and customary compensation for their services and will reimburse each of them for their reasonable out-of-pocket expenses. The Company has agreed to indemnify each of the Financial Advisors against certain liabilities arising out of or in connection with their engagement.
      The Company has retained Georgeson to assist it in connection with the Company’s communications with Inco Shareholders with respect to the CVRD Offer. Georgeson will receive reasonable and customary compensation for its services and reimbursement for its reasonable out-of-pocket expenses. The Company has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.
      The Company has also retained Kekst and Company and Lute & Company as its public relations advisors (the “Public Relations Advisors”) in connection with the CVRD Offer and certain related matters. The Company will pay each of its Public Relations Advisors reasonable and customary compensation for their services and will reimburse each of them for their reasonable out-of-pocket expenses. The Company has agreed to indemnify each of its Public Relations Advisors against certain liabilities arising out of or in connection with the engagement.
      Except as set forth above, neither Inco nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Inco Shareholders in connection with the CVRD Offer.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
DIRECTORS’ APPROVAL
      The contents of this Directors’ Circular have been approved, and the delivery thereof has been authorized, by the Board.

CERTIFICATE
DATED: August 15, 2006
      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the CVRD Offer within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors

(Signed) Angus A. Bruneau	(Signed) David P. O’Brien
Director	Director

SCHEDULE A
ISSUANCE OF SECURITIES OF INCO (SINCE AUGUST 1, 2004)
Inco Shares

		Inco Shares	Price per
Name	Nature of Issue	Issued(a)	Inco Share	Date Issued

Ronald C. Aelick	Exercise of Options	8,000	$27.44	November 5, 2004
	Exercise of Options	22,500	$16.96	November 5, 2004
	Exercise of Options	38,000	$17.62	November 5, 2004
	Exercise of Options	4,500	$16.96	November 10, 2004
	Restricted Share Award	3,589	Cdn.$48.76	February 22, 2005
	Restricted Share Award	4,283	Cdn.$56.73	February 7, 2006
	Exercise of Options	2,074	$34.31	March 3, 2006
	Exercise of Options	3,176	$20.85	March 3, 2006
Stephanie E. Anderson	Exercise of Options	4,000	$27.44	November 29, 2004
	Restricted Share Award	513	Cdn.$48.76	February 22, 2005
	Exercise of Options	5,000	$32.57	September 7, 2005
	Restricted Share Award	873	Cdn.$56.73	February 7, 2006
	Exercise of Options	7,000	$20.85	March 3, 2006
Edward H. Bassett	Exercise of Options	4,500	$20.85	March 4, 2005
	Restricted Share Award	890	Cdn.$56.73	February 7, 2006
Subhash Bhandari	Exercise of Options	3,500	$20.85	September 7, 2004
	Exercise of Options	4,500	$36.40	November 29, 2004
	Restricted Share Award	841	Cdn.$48.76	February 22, 2005
	Exercise of Options	4,500	$20.85	February 25, 2005
	Exercise of Options	3,000	$20.85	March 4, 2005
	Exercise of Options	4,500	$36.40	September 8, 2005
	Restricted Share Award	961	Cdn.$56.73	February 7, 2006
	Exercise of Options	1,185	$39.67	March 2, 2006
Angus A. Bruneau	Exercise of Options	5,000	$21.13	September 2, 2005
	Exercise of Options	5,000	$19.39	September 2, 2005
	Exercise of Options	1,125	Cdn.$30.00	August 3, 2006
Mark Cutifani	Restricted Share Award	952	Cdn.$56.73	February 7, 2006
Mark J. Daniel	Exercise of Options	7,000	$34.31	November 5, 2004
	Restricted Share Award	2,543	Cdn.$48.76	February 22, 2005
	Exercise of Options	6,500	$36.40	March 7, 2005
	Restricted Share Award	2,812	Cdn.$56.73	February 7, 2006
	Exercise of Options	3,000	$36.40	March 3, 2006
Robert D.J. Davies	Restricted Share Award	758	Cdn.$56.73	February 7, 2006
Bruce Drysdale	Restricted Share Award	410	Cdn.$48.76	February 22, 2005
	Exercise of Options	1,750	$20.85	March 3, 2005
	Restricted Share Award	732	Cdn.$56.73	February 7, 2006
Philippus F. du Toit	Exercise of Options	15,000	$18.41	August 18, 2004
	Restricted Share Award	1,302	Cdn.$48.76	February 22, 2005
	Exercise of Options	15,500	$36.40	September 7, 2005
	Restricted Share Award	1,437	Cdn.$56.73	February 7, 2006
	Exercise of Options	2,500	$36.40	March 3, 2006
	Exercise of Options	7,500	$39.67	August 9, 2006
Anthony Filmer	Restricted Share Award	185	Cdn.$56.73	February 7, 2006
Simon F. Fish	Restricted Share Award	3,966	Cdn.$56.73	February 7, 2006
Peter J. Goudie	Restricted Share Award	4,799	Cdn.$48.76	February 22, 2005
	Restricted Share Award	5,394	Cdn.$56.73	February 7, 2006
	Exercise of Options	8,000	$32.57	March 7, 2006

		Inco Shares	Price per
Name	Nature of Issue	Issued(a)	Inco Share	Date Issued

Scott M. Hand	Exercise of Options	1,000	$27.44	October 28, 2004
	Restricted Share Award	16,468	Cdn.$48.76	February 22, 2005
	Exercise of Options	20,000	$17.62	June 3, 2005
	Exercise of Options	16,000	$18.16	August 2, 2005
	Exercise of Options	1,000	$32.57	August 26, 2005
	Restricted Share Award	21,285	Cdn.$56.73	February 7, 2006
John B. Jones	Exercise of Options	8,000	$27.44	November 29, 2004
	Exercise of Options	8,000	$32.57	November 29, 2004
	Restricted Share Award	964	Cdn.$48.76	February 22, 2005
	Exercise of Options	16,000	$15.03	February 25, 2005
	Exercise of Options	8,000	$34.31	February 25, 2005
	Exercise of Options	16,000	$11.56	March 4, 2005
	Exercise of Options	15,000	$18.16	August 9, 2006
	Exercise of Options	2,000	$16.96	August 9, 2006
	Exercise of Options	16,000	$17.62	August 9, 2006
	Exercise of Options	12,000	$20.85	August 9, 2006
	Exercise of Options	12,000	$36.40	August 9, 2006
	Exercise of Options	5,500	$39.67	August 9, 2006
Peter C. Jones	Restricted Share Award	1,084	Cdn.$56.73	February 7, 2006
	Exercise of Options	28,000	$15.03	February 21, 2005
	Exercise of Options	38,500	$11.56	February 21, 2005
	Exercise of Options	26,000	$34.31	February 21, 2005
	Restricted Share Award	8,716	Cdn.$48.76	February 22, 2005
	Restricted Share Award	7,756	Cdn.$56.73	February 7, 2006
Gary G. D. Kaiway	Exercise of Options	5,000	$36.40	February 22, 2005
	Exercise of Options	6,500	$20.85	February 22, 2005
	Restricted Share Award	800	Cdn.$48.76	February 22, 2005
	Restricted Share Award	899	Cdn.$56.73	February 7, 2006
	Exercise of Options	2,062	$36.40	March 3, 2006
William B. Kipkie	Exercise of Options	4,000	$27.44	November 5, 2004
	Exercise of Options	10,000	$17.62	November 12, 2004
	Restricted Share Award	861	Cdn.$48.76	February 22, 2005
	Exercise of Options	7,000	$18.16	February 25, 2005
	Exercise of Options	5,000	$20.85	February 28, 2005
	Exercise of Options	6,000	$32.57	September 1, 2005
	Exercise of Options	3,500	$20.85	September 2, 2005
	Restricted Share Award	996	Cdn.$56.73	February 7, 2006
	Exercise of Options	6,000	$34.31	August 9, 2006
Ronald A. Lehtovaara	Restricted Share Award	984	Cdn.$48.76	February 22, 2005
	Exercise of Options	4,000	$34.31	March 7, 2005
	Exercise of Options	10,000	$34.31	August 8, 2005
	Exercise of Options	10,000	$18.16	August 10, 2005
	Exercise of Options	5,000	$18.16	August 11, 2005
	Restricted Share Award	1,111	Cdn.$56.73	February 7, 2006
John T. Mayberry	Exercise of Options	5,000	$19.25	August 3, 2005
William A. Napier	Restricted Share Award	769	Cdn.$48.76	February 22, 2005
	Exercise of Options	5,000	$34.31	February 23, 2005
	Exercise of Options	3,500	$18.16	February 23, 2005

		Inco Shares	Price per
Name	Nature of Issue	Issued(a)	Inco Share	Date Issued

S. Nicholas Sheard	Restricted Share Award	873	Cdn.$56.73	February 7, 2006
	Restricted Share Award	841	Cdn.$48.76	February 22, 2005
	Exercise of Options	12,000	$36.40	September 6, 2005
	Restricted Share Award	978	Cdn.$56.73	February 7, 2006
	Exercise of Options	1,000	$39.67	March 3, 2006

(a)	Under the Inco Rights Plan, one right was issued in respect of each Inco Share then outstanding, including those held by directors and senior officers of the Company, and have been issued with each Inco Share issued subsequent to the adoption of the Inco Rights Plan.
Options

	No. of Options	Exercise
Name	Granted	Price	Date Granted	Expiry Date

Ronald C. Aelick	22,000	$39.67	February 22, 2005	February 21, 2015
Stephanie E. Anderson	11,000	$39.67	February 22, 2005	February 21, 2015
Edward H. Bassett	8,000	$39.67	February 22, 2005	February 21, 2015
Subhash Bhandari	9,500	$39.67	February 22, 2005	February 21, 2015
Mark Cutifani	12,500	$39.67	February 22, 2005	February 21, 2015
Mark J. Daniel	11,000	$39.67	February 22, 2005	February 21, 2015
Bruce Drysdale	8,000	$39.67	February 22, 2005	February 21, 2015
Philippus F. du Toit	15,000	$39.67	February 22, 2005	February 21, 2015
Peter J. Goudie	26,000	$39.67	February 22, 2005	February 21, 2015
Scott M. Hand	54,000	$39.67	February 22, 2005	February 21, 2015
John B. Jones	11,000	$39.67	February 22, 2005	February 21, 2015
Peter C. Jones	37,000	$39.67	February 22, 2005	February 21, 2015
Gary G. D. Kaiway	6,500	$39.67	February 22, 2005	February 21, 2015
William B. Kipkie	11,000	$39.67	February 22, 2005	February 21, 2015
Ronald A. Lehtovaara	11,000	$39.67	February 22, 2005	February 21, 2015
William A. Napier	8,000	$39.67	February 22, 2005	February 21, 2015
S. Nicholas Sheard	11,000	$39.67	February 22, 2005	February 21, 2015

QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE INFORMATION IN
THIS DOCUMENT SHOULD BE DIRECTED TO THE INFORMATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: (866) 264-4715 or
Collect (416) 847-7159
Banks and Brokers call (212) 440-9800